SANGOMA TECHNOLOGIES CORPORATION Form of Proxy - Annual and Special Meeting to be held on December 12, 2023 01Y5SA This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can attend the meeting virtually by visiting the URL provided on the back of this document. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominee whose name is printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominee listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 a.m., Eastern Time, on December 8, 2023. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 COMMON SHARES CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

3 5 9 7 6 0 01Y5TC Fold Fold XXX 123 A R 1 Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominee, this Proxy will be voted as recommended by Management. MM / DD / YY DateSignature(s) I/We being holder(s) of securities of Sangoma Technologies Corporation (the “Corporation”) hereby appoint: Charles Salameh, Chief Executive Officer of the Corporation (the “Management Nominee”) Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/M6QAYVY on December 12, 2023 at 11:00 a.m., Eastern Time, and at any adjournment or postponement thereof. The Corporation is holding the Meeting in a virtual only format which will be conducted via live audio webcast. Instructions for attending the meeting via live audio webcast are provided in the accompanying management information circular. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/Sangoma and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an Invitation Code to gain entry to the online meeting. 1. Election of Directors 01. Norman A. Worthington, III For Withhold 04. Marc Lederman 02. Allan Brett For Withhold 05. Giovanna Moretti 03. Al Guarino For Withhold 2. Appointment of Auditors Appointment of KPMG LLP Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. 3. Amended and Restated By-Law No. 2 To consider, and, if deemed appropriate to adopt an ordinary resolution, with or without amendments, to ratify the Corporation’s amended and restated by-law No. 2. For For Withhold Against Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 06. Charles Salameh C1234567890MR SAM SAMPLE G Z W Q 999999999999X X X X